

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 5, 2014

<u>Via E-mail</u>
Mr. Robert Schwarz
Chief Executive Officer
Texas Jack Oil & Gas Corporation
15 Belfort
Newport Coast, California 92657

> **Re: Texas Jack Oil and Gas Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1/A**
> **Filed April 23, 2014**
> **File No. 333-193599**

Dear Mr. Schwarz:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 1 to Registration Statement on Form S-1</u>

<u>General</u>

1.   We note your response to prior comment 1 and reissue the comment in part, as your disclosure of the pricing terms of your secondary offering is not consistent throughout your filing. In that regard, you indicate the following secondary offering terms at different places in your filing: (i) an offering price of $0.001 per share, (ii) the offering by the selling stockholders at a fixed price of $0.001 until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices, (iii) the offering by the selling stockholders at a fixed price of $0.10 per share until your shares are quoted on the OTCBB, and (iv) the offering by the selling stockholders of their shares at prevailing

market prices or privately negotiated prices. Please revise so that you consistently state the pricing terms of your secondary offering throughout the amended filing.

2.   Please also refer to Item 501(b)(3) of Regulation S-K regarding disclosure of the offering price of the securities. In that regard, we note that you have removed disclosure from your prospectus cover page that indicates that selling security holders may sell some or all of their shares at a fixed price of $0.001 per share until your shares are quoted on the OTCBB and thereafter at prevailing market prices or privately negotiated prices. Please advise as to why you have removed such disclosure.

Risk Factors, page 13

3.   Please expand your statement in the first paragraph of page 13, in which you describe "the shares of our common stock being offered for resale by the Selling Security Holder," to also include the shares of common stock to be offered in your primary offering.

Exhibits, page II-3

4.   We note that, in response to prior comment 5, you have filed your operating agreement with Southlake Operating, LLC. However, your prospectus refers to Southlake Energy as the operator of your wells (see pages 6, 32, 35, 38, 39, and II-3). Please revise or advise.

Exhibit 5.1

5.   We note your response to prior comment 6 and reissue such comment, as the revised opinion does not address the legality of the 5 million shares to be offered by the registrant under the registration statement. Please obtain and file a revised opinion that, in addition to addressing the shares being offered for resale in the secondary offering, also addresses whether the shares being offered in the primary offering will, when sold, be legally (or validly) issued, fully paid, and non-assessable. See Item 601(b)(5) of Regulation S-K.

Exhibit 10.7

6.   Please refile the operating agreement to include all exhibits to such agreement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wei Lu at (202) 551-3725 or Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact PJ Hamidi at (202) 551-3421 or Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Leo J. Moriarty
        Law Office of Leo J. Moriarty